U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Form N-SAR For Period Ended July 31, 1997

Part I - Registrant Information

Life Cycle Mutual Funds, Inc.
3435 Stelzer Road
Columbus, Ohio 43219

Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X]  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589, effective April 12, 1989, 54 F.R.10306.]

[  ] (c)The accountant's statement or other exhibit required by Rule
          12b-25(c) has been attached if applicable.

Part III - Narrative

Due to certain audit issues being resolved with the investment advisor and the Registrant prior to the Registrant's accountant, Coopers&Lybrand LLP, being able to sign-off and give release for their opinion on the financial statements and internal control letter. Therefore, we were not able to file the Form N-SAR with the auditor's internal control letter attached.







Part IV


(1) Name and telephone number of person to contact in regard to this notification:
          Tracie Persinger              (614) 470-8206
          BISYS Fund Services, Inc.

(2)Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment
 Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
  If the answer is no, identify report(s).
                    [ x ]Yes  [   ]No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                              [   ]Yes  [ x ]No


                  Life Cycle Mutual Funds, Inc.
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date       September 30, 1997           By /s/Curtis Barnes
                                     Curtis Barnes
                                     Vice President